Filed by: METRO INC.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Other participating company in business combination: The Jean Coutu Group (PJC) Inc.

Form F-8 File No.: 333-221208

On November 29, 2017, METRO INC. (“METRO”) first used or made available the following communication:

1.	In a press release dated November 29, 2017, METRO announced the pricing of a private placement offering of C$1.2 billion aggregate principle amount of senior unsecured notes.

NOTICE TO U.S. HOLDERS

METRO has filed a registration statement on Form F-8, including the Offering Circular and related Documents, with the United States Securities and Exchange Commission (“SEC”) in respect of shares of METRO to be offered or issued in the Acquisition to US holders of Jean Coutu Group shares. INVESTORS AND SHAREHOLDERS ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other related filings, at the SEC’s website (www.sec.gov) or from METRO, attention Corporate Secretary.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell the Jean Coutu Group shares or an offer to sell or a solicitation of an offer to buy METRO shares.

[Materials begin on the following page]

Metro Inc. Prices Aggregate C$1.2 Billion Senior Unsecured Notes Offering

MONTRÉAL, Nov. 29, 2017 /CNW Telbec/ - METRO INC. (“Metro”) today announced the pricing of a private placement offering of C$1.2 billion aggregate principal amount of senior unsecured notes, consisting of C$300 million aggregate principal amount of 2.68% Series F Senior Unsecured Notes due December 5, 2022 (the “Series F Notes”), C$450 million aggregate principal amount of 3.39% Series G Senior Unsecured Notes due December 6, 2027 (the “Series G Notes”) and C$450 million aggregate principal amount of 4.27% Series H Senior Unsecured Notes due December 4, 2047 (the “Series H Notes”, and together with the Series F Notes and the Series G Notes, the “Notes”). The Series F Notes will carry a coupon of 2.68% and were priced at $999.95 per $1,000 principal amount, for an effective yield of 2.681% per annum if held to maturity. The Series G Notes will carry a coupon of 3.39% and were priced at $999.41 per $1,000 principal amount, for an effective yield of 3.397% per annum if held to maturity. The Series H Notes will carry a coupon of 4.27% and were priced at $998.99 per $1,000 principal amount, for an effective yield of 4.276% per annum if held to maturity. Metro intends to use the proceeds of the offering to finance a portion of the purchase price for the previously announced acquisition of all of the issued and outstanding Class A subordinate voting shares and Class B shares of The Jean Coutu Group (PJC) Inc. (“PJC”) (the “Acquisition”) and for general corporate purposes. As a result, Metro will terminate the 1-year $1.2 billion term facility component of its previously announced committed bank facilities to finance the Acquisition.

The net proceeds from the offering will be placed in escrow and will be released from escrow upon satisfaction of the applicable escrow release conditions relating to the completion of the Acquisition. The Notes will be subject to a special mandatory redemption in the event that the applicable escrow release conditions are not satisfied by December 4, 2018 or if Metro delivers notice or announces to the public that it will not meet the applicable escrow release conditions on or before such date. The redemption price for any special mandatory redemption will be 100% of the aggregate principal amount of the Notes, together with accrued and unpaid interest on the Notes from and including the date of settlement up to but not including the date of the special mandatory redemption.

BMO Nesbitt Burns Inc., National Bank Financial Inc. and CIBC World Markets Inc are acting as joint book-running managers for the offering and Desjardins Securities Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc. and MUFG Securities (Canada), Ltd. are acting as co-managers for such offering.

Metro also welcomes the decision by shareholders of PJC to approve the Acquisition at a special meeting of shareholders of PJC held in Montréal today. PJC shareholders were asked to vote on a special resolution approving the Acquisition in accordance with the terms of the agreement governing the Acquisition. The special resolution was approved by 99.9969% of the votes cast by PJC shareholders. Completion of the Acquisition remains subject to, among other things, regulatory approvals and certain other customary conditions.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered, sold or delivered in the United States of America or its territories or possessions or to U.S. persons except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or pursuant to an exemption therefrom. The information in this press release is not complete and may be changed. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Notes in the United States or to U.S. persons.

Metro Inc.

With annual sales of over $12 billion and over 65,000 employees, METRO INC. is a leader in the food and pharmaceutical distribution in Québec and Ontario, where it operates a network of more than 600 food stores under several banners including Metro, Food Basics, Metro Plus and Super C, as well as over 250 drugstores under the Brunet, Metro Pharmacy and Drug Basics banners.

Forward Looking Statements

This press release contains forward-looking statements which reflect management’s expectations related to expected future events including, but not limited to, statements relating to Metro’s expectations with respect to the Acquisition. This forward-looking information and the forward-looking information incorporated by reference typically contains words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “projects”, “seeks”, “likely”, “potential” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”. These forward-looking statements are not facts, but only reflections of management’s estimates and expectations. Although Metro believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a number of factors that could cause actual results to differ materially from management’s expectations as set forth in such forward-looking statements for a variety of reasons, including market and general economic conditions, risks and uncertainties inherent to the Acquisition and the risks and uncertainties discussed in disclosure materials filed from time to time by Metro with Canadian securities regulatory authorities, including under the section “Risk Management” of Metro’s Management’s Discussion and Analysis for the year ended September 24, 2016.

The forward-looking statements included in this press release are made only as of the date hereof and Metro does not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events contained in these forward-looking statements may or may not occur. Metro cannot assure that projected results or events will be achieved.

NOTICE TO U.S. HOLDERS

METRO has filed a registration statement on Form F-8, including the Offering Circular and related Documents, with the United States Securities and Exchange Commission (“SEC”) in respect of shares of METRO to be offered or issued in the Acquisition to US holders of Jean Coutu Group Shares. INVESTORS AND SHAREHOLDERS ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other related filings, at the SEC’s website (www.sec.gov) or from METRO, attention Corporate Secretary.

SOURCE METRO INC.

View original content: http://www.newswire.ca/en/releases/archive/November2017/29/c3302.html

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For further information: François Thibault, Executive Vice-President, Chief Financial Officer and Treasurer, Tel.: (514) 643-1003

CO: METRO INC.

CNW 17:56e 29-NOV-17